(Reference)	May 10, 2010

Consolidated Financial Results for the Fiscal Year Ended March 31, 2010 (Fiscal 2009)
JX HOLDINGS, INC. (On Behalf of Nippon Mining Holdings, Inc.)
(URL: http://www.hd.jx-group.co.jp/)

Code No.	: 5020
Stock listings	: First sections of Tokyo, Osaka and Nagoya
Representative Director, President	: Mitsunori Takahagi
Contact to	: Masayoshi Yamamoto, Group Manager, Investor Relations Group
Telephone number	: +81-3-6275-5009
Date of filing of financial report	: June 28, 2010
Start of cash dividend payments	: June 4, 2010

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Japan.

1.	Operating results for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

(1) Operating results (Consolidated basis)					Note: Percentage figures represent changes from the corresponding previous periods.
	Net sales		Operating income		Income before special items		Net income
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Fiscal 2009	3,233,738	(20.5)	43,738	–	73,967	–	29,811	–
Fiscal 2008	4,065,059	(6.3)	(101,667)	–	(67,433)	–	(40,794)	–

	Basic EPS		Fully diluted EPS		Return on equity	Income(*) to total assets	Operating income to sales
	yen	sen	yen	sen	%	%	%
Fiscal 2009	32	17	32	14	5.1	3.7	1.4
Fiscal 2008	(44	02)		–	(6.5)	(3.3)	(2.5)
(*) Income is income before special items.
Reference: Equity in income of non-consolidated subsidiaries and affiliates: 38,221 millions of yen  (the previous fiscal year 48,897 millions of yen)

(2) Financial position (Consolidated basis)
	Total assets	Net assets	Shareholders’ equity ratio	Net assets per share
	millions of yen	millions of yen	%	yen	sen
Fiscal 2009	2,067,507	706,563	29.0	646	04
Fiscal 2008	1,886,083	659,938	30.1	612	44
Reference:  Total shareholders’ equity: 599,114 millions of yen  (the previous fiscal year 567,347 millions of yen)

(3) Cash flows (Consolidated basis)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen	millions of yen	millions of yen
Fiscal 2009	9,692	(95,808)	51,111	85,224
Fiscal 2008	275,068	(93,775)	(124,280)	116,986

2. Cash Dividends
	Cash dividends per share						Total dividends paid (Full year)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
(Cut-off date)	2Q		Year-end		Full year
	yen	sen	yen	sen	yen	sen	millions of yen	%	%
Fiscal 2008	8	00	6	00	14	00	12,982	–	2.1
Fiscal 2009	7	50	7	50	15	00	13,913	46.6	2.4

3.	Others

(1)	Changes in significant subsidiaries during the period: None

(2)	Changes in accounting policies, procedures, presentation, etc., pertaining to preparation of consolidated financial statements
1.	Changes associated with changes in accounting standards: Yes
2.	Changes other than Item 1.: None
(Note) For details, please refer to “(7) Change in Accounting Principles Pertaining to Preparation of Consolidated Financial Statements” on Page 15.

(3)	Shares outstanding (common stock)
1.	Number of shares outstanding (including treasury stock)
As of March 31, 2010:	928,462,002	As of March 31, 2009:	928,462,002
2.	Number of treasury stock outstanding
As of March 31, 2010:	1,102,250	As of March 31, 2009:	2,091,160
(Note) For the number of shares used to calculate net income per share, please refer to “Per Share Information” on Page 20.

(Reference)
Operating results for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

(1) Operating results (Non-consolidated basis)			Note: Percentage figures represent changes from the corresponding previous periods.
	Net sales		Operating income		Income before special items		Net income
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Fiscal 2009	14,359	(17.0)	6,634	(34.4)	7,208	(43.9)	8,399	(42.2)
Fiscal 2008	17,291	(34.7)	10,117	(47.8)	12,849	(38.5)	14,525	(26.2)

	Basic EPS		Fully diluted EPS
	yen	sen	yen	sen
Fiscal 2009	9	06	9	05
Fiscal 2008	15	66	15	65

(2)	Financial position (Non consolidated basis)
	Total assets	Net assets	Shareholders’ equity ratio	Net assets per share
	millions of yen	millions of yen	%	yen	sen
Fiscal 2009	712,396	349,857	49.1	377	00
Fiscal 2008	628,818	351,883	55.9	379	05
Reference:  Total shareholders’ equity: 349,857 millions of yen  (the previous fiscal year 351,384 millions of yen)

1. Operating Results

(1) Analysis of Operating Results
① General situation of this fiscal year

Overall

In this past fiscal year, despite some signs of an Asia-led rebound from the world economic recession precipitated by the financial crisis, severe economic conditions persisted in Japan with the domestic employment situation, decreased spending and other deteriorating conditions.
In the foreign exchange market, the yen strengthened against the U.S. dollar, from ¥99 per U.S. dollar at the beginning of the period to briefly reaching ¥86 per U.S. dollar at one point before backing off to ¥93 at the end of the fiscal year.  The average exchange rate for the fiscal year was ¥93 per U.S. dollar compared with ¥101 per U.S. dollar for the previous fiscal year.
In the crude oil market, prices remained low in the first half of the fiscal year due to the deteriorating global economy, but speculative investment and a rebound in demand, primarily from emerging nations, boosted Dubai crude oil from $47 per barrel at the beginning of the period to a temporary peak of $81 during the fourth quarter before ending the fiscal year at $79 per barrel.  The average price of Dubai crude oil was $70 per barrel compared with $82 for the previous fiscal year.
In the copper market, prices likewise remained low due to the weak global economy, a rebound in demand, speculative investment, and other factors boosted the price on the London Metal Exchange (LME) from 180 cents per pound at the beginning of the period to 355 cents per pound at the end of the period.  The average price of copper was 277 cents per pound compared with 266 cents per pound for the previous fiscal year.
In this operating environment, on a consolidated basis, the Company Group’s net sales were ¥3,233.7 billion, a decrease of 20.5% year on year.  Income before special items rose to a profit of ¥74.0 billion versus a loss of ¥67.4 billion in the previous fiscal year, while net income reached a profit of ¥29.8 billion, compared to a ¥40.8 billion loss booked in the previous fiscal year.  Excluding the impact of inventory valuation, income before special items was ¥28.1 billion, a decline of 69.5% from ¥92.1 billion in the previous fiscal year.

Petroleum (Japan Energy Group)

Domestic fuel oil sales volume declined year on year due to a drop in demand for petroleum products in the face of economic stagnation.   Product prices fell due to declining of price of crude oil and worsening supply and demand environment for petroleum products.  Aromatic products (aromatic hydrocarbons) such as benzene and paraxylene, and other petrochemical products saw an increase in sales volume, but falling prices.  Because of the impact of a corporate merger, the sales volume of LP gas increased but prices decreased. Lubricating oil sales volume increased but prices fell.

Overall, the Petroleum business recorded a 22.4% year-on-year decrease in net sales to ¥2,417.7 billion.  Income before special items was a profit of ¥26.2 billion versus a ¥105.2 billion loss for the previous fiscal year, and while margins for fuel oil worsened, energy costs decreased, and the previous fiscal year’s increase in cost of sales stemming from the decline of crude oil prices on inventory valuation was also resolved.

Metals (Nippon Mining & Metals Group)

In the copper business, electrolytic copper sales volume fell compared to the previous fiscal year because of sluggish domestic demand.  Although the international market price for copper rose compared to the previous fiscal year, the average price in yen was lower compared to the previous year due to the stronger yen. Deteriorated conditions for the purchase of copper-ore persisted and the sales price of sulfuric acid also remained at low levels. The business environment remained severe for the recycling and environmental services business.
In the electronic materials business, the sales volume for copper foil (electro-deposited copper foil, treated rolled copper foil), thin-film materials (sputtering targets for LSIs, etc.), precision rolled products (such as phosphor bronze and Corson alloys), and precision fabricated products (gold plating, etc.) reached levels above the previous year with the exception of some products, reflecting a recovery in the demand of end-use products.  Sales volume of sputtering targets for FPDs (flat panel displays) increased considerably, driven by strong demand for LCD televisions in Chinese, European and American, and other markets.  The prices for sputtering targets for FPDs fell, mirroring the prices of raw material, indium.  Other product prices declined as well compared to the previous year primarily due to a changing product mix.
Amid such an environment, net sales in the Metals business declined 13.5% year on year to ¥780.7 billion, while income before special items rose 66.4% year on year to ¥47.4 billion, owing to the recovery of copper prices and an improvement in cost of sales due to the impact of inventory valuation despite a stronger yen and declined margins for sulfuric acid and electronic material products.

Other Operations (Independent Operating Companies and Functional Support Companies)

Net sales for the Other Operations segment declined 17.0% from the previous fiscal year to ¥70.3 billion, and income before special items declined 75.1 % from the previous fiscal year to ¥2.4 billion.
Both sales and income declined for Toho Titanium Co., Ltd. (titanium business) due to such factors as postponement of deliveries for aircraft, and the decline in the general industrial demand due to the global economic recession.  Nichiyo Engineering Co. (engineering business) and other independent operating companies worked to expand their operational foundations and enhance profitability.  Functional support companies such as Nippon Mining Finance Co., Ltd. are efficiently conducting operations in support of group-wide activities including finance, administrative services, environmental management, research and consulting, materials procurement, and IT planning and management.

The operating results for the two listed, equity-method affiliates in the Company Group were, for Tatsuta Electric Wire & Cable Co., Ltd., a recognition of increased income despite a decline in revenue because of a reduction in the demand for wire, compared to the previous fiscal year because the effect of lower copper prices from the previous year was resolved.  Maruwn Corporation experienced a year-on-year decline in both sales and income due to such factors as a decline in transport volume.

Sales amounts provided on a segment basis include inter-segment transactions amounting to ¥35.0 billion, compared with ¥37.9 billion in the previous fiscal year.

Special profit and net income
Special profit totaled ¥5.5 billion, including ¥2.6 billion in gain on sales of property, plant and equipment, ¥0.9 billion in gain on change in equity, and other factors.
Special loss totaled ¥19.1 billion, including ¥5.9 billion in loss on disposal of property, plant and equipment, a ¥5.7 billion loss on the write-down of investments in securities, ¥2.1 billion in impairment losses, and other factors.
The above factors resulted in income before income taxes and minority interests of ¥60.4 billion.  Deduction of ¥22.2 billion in total income taxes and ¥8.4 billion in minority interests in earnings of consolidated subsidiaries resulted in net income of ¥29.8 billion, versus a ¥40.8 billion loss for the previous fiscal year.

(2) Analysis of Consolidated Financial Position
① Financial position at the end of this fiscal year

Consolidated Balance Sheets			(Billions of yen)
	Fiscal 2008	Fiscal 2009	Year-on-year change
Total assets	1,886.1	2,067.5	181.4
Total liabilities	1,226.1	1,360.9	134.8
(Interest-bearing debt)	(705.0)	(774.6)	(69.6)
Total net assets	659.9	706.6	46.6

Total assets increased by ¥181.4 billion to ¥2,067.5 billion from the end of the previous fiscal year.  This was due to a ¥31.9 billion decline in cash and time deposits and a ¥20.3 billion decline in other current assets being netted against an increase of ¥113.0 billion in notes and accounts receivable, trade due to factors including an increase in the price of crude, a ¥104.1 billion increase in inventories and a ¥22.8 billion increase in investments in securities.
Total liabilities increased by ¥134.8 billion from the end of the previous fiscal year to ¥1,360.9 billion, primarily due to an increase of ¥69.6 billion on interest-bearing debt, and an increase of ¥66.1 billion in notes and accounts payable, trade because of the increase in the price of crude, among other factors.

Total net assets rose by ¥46.6 billion from the end of the previous fiscal year to ¥706.6 billion, primarily due to a ¥18.3 billion increase in retained earnings, a ¥7.3 billion decrease in deferred hedge loss, and a ¥15.4 billion increase in minority interests in consolidated subsidiaries, among other factors.

As a result, shareholders’ equity ratio stood at 29.0%, a 1.1 percentage point fall from the end of the previous fiscal year, and the D/E ratio rose 0.05 times to 1.29 times over the end of the previous fiscal year.

	Unit	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009
Income before special items excluding impact of inventory valuation	Billions of yen	220.9	143.2	92.1	28.1
Income (loss) before special items	Billions of yen	224.2	192.0	(67.4)	74.0
Inventory valuation	Billions of yen	3.3	48.9	(159.6)	45.8
Shareholders’ equity ratio	％	30.3	30.3	30.1	29.0
Total assets	Billions of yen	2,056.4	2,251.2	1,886.1	2,067.5
Shareholders’ equity	Billions of yen	622.5	681.4	567.3	599.1
D/E ratio	Times	1.11	1.17	1.24	1.29
Interest-bearing debt*	Billions of yen	689.4	795.9	705.0	774.6
* Including lease obligations effective for Fiscal 2008
Shareholders’ equity ratio at market value	％	45.8	21.7	19.2	19.6

Consolidated Cash Flows		(Billions of yen)
Accounting category	Fiscal 2008	Fiscal 2009
Cash flows from operating activities	275.1	9.7
Cash flows from investing activities	(93.8)	(95.8)
Cash flows from financing activities	(124.3)	51.1
Effect of exchange rate changes on cash and cash equivalents	(4.0)	0.3
Net increase (decrease) in cash and cash equivalents	53.1	(34.7)
Cash and cash equivalents at beginning of period	62.6	117.0
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation, corporate division and merger of consolidated subsidiaries	1.3	2.9
Cash and cash equivalents at end of period	117.0	85.2

Net cash provided by operating activities amounted to ¥9.7 billion.  The primary positive were included ¥60.4 billion in income before income tax and minority interests,  ¥74.8 billion in depreciation and amortization, and a ¥72.0 billion increase in trade payables. The primary negative factors included a ¥111.7 billion increase in trade receivables, a ¥100.7 billion increase in inventory valuation, a ¥7.7 billion difference arising from equity-method investments (¥38.2 billion in equity in income of equity-method affiliates less dividends of ¥30.5 billion received from equity-method affiliates) and other factors.

Net cash used in investing activities totaled ¥95.8 billion. This resulted primarily from ¥82.9 billion in payments for acquisition of property, plant and equipment and payments for acquisition of intangible assets, and ¥13.8 billion in payments for acquisition of investments in securities.
Net cash provided by financing activities amounted to ¥51.1 billion. This resulted from positive factors such as proceeds from an increase in interest-bearing debt of ¥64.4 billion in spite of negative factors which compensated for outlays of ¥12.5 billion in cash dividends paid and ¥6.0 billion in cash dividends paid to minority shareholders.
The above factors resulted in ¥85.2 billion in cash and cash equivalents at the end of the fiscal year, marking a decline of ¥31.8 billion compared with the beginning of the fiscal year.

The following indicators can be used for reference regarding the Company’s consolidated financial position.
	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009
Equity ratio (Equity/Total assets)	25.1%	30.3%	30.3%	30.1%	29.0%
Equity ratio based on fair market prices (Total value of shares at FMP/Total assets)	45.2%	45.8%	21.7%	19.2%	19.6%
Ratio of interest-bearing debts to cash flows (Interest-bearing debt/Operating cash flows)	28.2 times	41.1 times	9.8 times	2.8 times	―
Interest-coverage ratio (Operating cash flows/Interest paid)	2.2	1.3	5.8	19.2	―

(Notes)
1. “Total value of shares at fair market price” is calculated by multiplying the closing price at the end of each fiscal year by the number of shares issued and outstanding at the end of each fiscal year.

2. “Operating cash flows” is calculated based on the cash flows from operating activities as stated in the consolidated statements of cash flows with adjustments for delayed payment of gasoline tax, etc. due to holidays or weekends at the end of each fiscal year (¥24.4 billion from Fiscal 2006 to Fiscal 2007; ¥22.7 billion from Fiscal 2008 to Fiscal 2009; ¥39.2 billion from Fiscal 2009 to Fiscal 2010).

“Interest-bearing debt” includes the total of short-term borrowings, commercial paper, lease obligations (current and long-term), bonds and long-term debt in the consolidated balance sheets. “Interest paid” includes the amount of interest paid as stated in the consolidated statements of cash flows.

3.  “Ratio of interest-bearing debt to cash flows” and “Interest-coverage ratio” for Fiscal 2009 are not shown as the post-adjustment operating cash flows is negative.

 2. Company Group
Nippon Mining Group whose holding company is Nippon Mining Holdings, Inc. consists of operations in Petroleum (Japan Energy Group), Metals (Nippon Mining & Metals Group), and Other Operations (independent operating and functional support companies).
We had 108 consolidated subsidiaries and 13 equity-method affiliates during Fiscal 2009.
The position of our businesses by business segment is as follows:

Segment	Description of Main Businesses	Principal Group Companies
Petroleum (Japan Energy Group)
▪Development of petroleum resources, including petroleum and natural gas
▪Production and sales of gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, lubricating oil, etc.
▪Production and sales of petrochemicals, etc.
▪Ship transport, etc.

Consolidated subsidiaries
 Japan Energy Corporation,
 Japan Energy Development Co., Ltd.,
 Kashima Oil Co., Ltd.,
 Kashima Aromatics Co., Ltd.,
 JOMO-NET Co., Ltd.,
 JOMO Retail Services Co., Ltd.,
 Japan Gas Energy Corporation,
 Nissho Shipping Co., Ltd.,
 Nippon Tanker Co., Ltd.
Equity method affiliated companies
 Abu Dhabi Oil Co., Ltd.,
 United Petroleum Development Co., Ltd.

Metals (Nippon Mining & Metals Group)
▪Development of non-ferrous metal resources
▪Production and sales of copper, gold, silver, sulfuric acid, etc.
▪Recycling & environmental services
▪Production and sales of copper foils, thin film materials, precision rolled products, precision fabricated products, etc.
▪  Ship transport, etc.

Consolidated subsidiaries
 Nippon Mining & Metals Co., Ltd.,
 Nippon Mining of Netherlands B.V.,
 Nikko Exploration and Development Co., Ltd.,
 Pan Pacific Copper Co., Ltd.,
 Nikko Smelting & Refining Co., Ltd.,
 Hibi Kyodo Smelting Co., Ltd.,
 Japan Korea Joint Smelting Co., Ltd.,
 Nikko Environmental Services Co., Ltd.,
 Nikko Metals Philippines, Inc.,
 Gould Electronics GmbH,
 Nikko Metals USA, Inc.,
 Nikko Fuji Electronics Co., Ltd.,
 Nippon Mining & Metals (Suzhou) Co., Ltd.,
 Nikko Shoji Co., Ltd.,
 Nikko Metals Taiwan Co., Ltd.,
 Nippon Marine Co., Ltd.
Equity method affiliated companies
 Minera Los Pelambres,
 LS-Nikko Copper Inc.

Other Operations (Independent operating and functional support companies)	▪Titanium manufacturing and sales, engineering, electric wires production and sales, land transport, etc. ▪Common group administrative activities such as fund procurement, etc.
Consolidated subsidiaries
 Toho Titanium Co., Ltd.
 (listed on the First Section of the Tokyo  Stock Exchange),
 Nichiyo Engineering Corporation,
 Nippon Mining Finance Co., Ltd.
Equity-method affiliates
 Tatsuta Electric Wire and Cable Co., Ltd.
 (listed on the First Sections of the Tokyo and
 Osaka Stock Exchanges),
 Maruwn Corporation (listed on the First Section of the
 Tokyo Stock Exchange),
 NTT DATA CCS Corporation

(Note)
1. In April, 2009, Japan Energy Corporation established Japan Gas Energy Corporation with Osaka Gas Co., Ltd., Nissho Petroleum Gas Corporation, Itochu Corporation and Itochu Enex Co., Ltd. to integrate each company’s LPG operations ranging from import to wholesale.
2. In April, 2010, Nikko Smelting & Refining Co., Ltd. and Nikko Fuji Electronics Co., Ltd. were excluded from the scope of consolidation as they merged with Pan Pacific Copper Co., Ltd. and Nippon Mining & Metals Co., Ltd., respectively.

Below is a diagram illustrating the information mentioned above.

Nippon Mining Holdings, Inc.

Petroleum

Japan Energy Corporation
(Refining and marketing of petroleum products)

- Japan Energy Development Co., Ltd.
  (Exploration and development of oil resources)
- Abu Dhabi Oil Co., Ltd.*
  United Petroleum Development Co., Ltd.*
  (Crude oil development)
- Kashima Oil Co., Ltd.
  (Refining and marketing of petroleum products)
- Kashima Aromatics Co., Ltd.
  (Production and sales of petrochemicals)
- JOMO-NET Co., Ltd.
  JOMO Retail Service Co., Ltd.
  (Sales of petroleum products)
- Japan Gas Energy Corporation
  (Sales of liquefied petroleum gas)
- Nissho Shipping Co., Ltd. (Overseas ship transport)
- Nippon Tanker Co., Ltd. (Domestic ship transport)

Other operations

- Toho Titanium Co., Ltd.
  (Manufacturing and sales of titanium metals)
- Nichiyo Engineering Corporation
  (Engineering)
- Tatsuta Electric Wire and Cable Co., Ltd.*
  (Production and sales of electric wires and cables)
- Maruwn Corporation*
  (Land transport)
- NTT DATA CCS Corporation*
  (Information services)
- Nippon Mining Finance Co., Ltd.
  (Fund procurement)

Metals

Nippon Mining & Metals Co., Ltd.
(Production and sales of non-ferrous metal products and electronic materials)

- Nippon Mining of Netherlands B.V.
  (Investment to copper mines)
  - Minera Los Pelambres*
    (Copper mine)
- Nikko Exploration and Development Co., Ltd.
  (Geological survey and drilling)
- Pan Pacific Copper Co., Ltd.
  (Smelting and refining and marketing of non-ferrous metals)
- Nikko Smelting & Refining Co., Ltd.
  Hibi Kyodo Smelting Co., Ltd.
  (Smelting and refining of copper, etc.)
- Japan Korea Joint Smelting Co., Ltd.
  (Investment and financing to copper smelting and refining business)
  - LS-Nikko Copper Inc. *
    (Smelting and refining and marketing of non-ferrous metals)
- Nikko Environmental Services Co., Ltd.
  (Recycling & environmental services)
- Nikko Metals Philippines, Inc.
  Gould Electronics GmbH (German corporation)
  (Manufacturing and marketing of copper foils)
- Nikko Metals USA, Inc.
  (Manufacturing and marketing of thin film materials)
- Nikko Fuji Electronics Co., Ltd.
  (Manufacturing and marketing of precision fabricated products)
- Nippon Mining & Metals (Suzhou) Co., Ltd.
  (Manufacturing and marketing of precision rolled products and precision fabricated products)
- Nikko Shoji Co., Ltd.
  (Marketing of non-ferrous metal products)
- Nikko Metals Taiwan Co., Ltd.
  (Manufacturing and marketing of electronics materials, collection of materials for recycling)
- Nippon Marine Co., Ltd.
  (Ship transport)

(Note)
1.  The diagram above illustrates the situation as of March 31, 2010.
2.  Unmarked companies are principal consolidated subsidiaries. Those marked with an asterisk are principal equity-method affiliates.

3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Fiscal 2008	Fiscal 2009
Account title	(As of March 31, 2009)	(As of March 31, 2010)
	millions of yen	millions of yen
Assets	1,886,083	2,067,507
Current assets	792,082	945,460
Cash and time deposits	118,840	86,916
Notes and accounts receivable, trade	233,130	346,115
Inventories	339,367	443,435
Deferred tax assets	21,843	10,179
Other current assets	80,404	60,094
Less: Allowance for doubtful accounts	(1,502)	(1,279)
Fixed assets	1,094,001	1,122,047
Property, plant and equipment	734,802	730,905
Buildings and structures	445,621	451,124
Accumulated depreciation	(294,510)	(301,550)
Buildings and structures, net	151,111	149,574
Machinery and equipment, other	878,962	904,375
Accumulated depreciation	(634,942)	(673,750)
Machinery and equipment, other, net	244,020	230,625
Tools, furniture and fixtures	42,417	43,181
Accumulated depreciation	(30,842)	(32,373)
Tools, furniture and fixtures, net	11,575	10,808
Land	283,184	278,354
Lease assets	3,779	4,085
Accumulated depreciation	(332)	(1,005)
Lease assets, net	3,447	3,080
Construction in progress	41,465	58,464
Intangible assets	78,228	77,898
Goodwill	9,924	9,951
Other	68,304	67,947
Investments and other long-term assets	280,971	313,244
Investments in securities	189,284	212,084
Long-term loans	4,871	13,034
Deferred tax assets	59,287	61,407
Other	29,138	28,363
Less: Allowance for doubtful accounts	(1,609)	(1,644)
Total assets	1,886,083	2,067,507
Liabilities	1,226,145	1,360,944
Current liabilities	758,450	896,712
Notes and accounts payable, trade	186,455	252,568
Short-term borrowings	361,942	401,496
Commercial paper	－	35,000
Lease obligations	1,096	1,543
Accounts payable, other	113,569	121,736
Accrued income taxes	4,309	5,403
Allowance for employee bonuses	7,328	6,861
Other current liabilities	83,751	72,105
Long-term liabilities	467,695	464,232
Bonds	35,000	35,000
Long-term debt	302,632	295,944
Lease obligations	4,361	5,621
Deferred tax liabilities	29,313	37,741
Allowance for retirement benefits	59,427	58,672
Accrued retirement benefits for corporate directors and auditors	986	852
Allowance for periodic repair works	15,890	12,397
Negative goodwill	439	1,113
Other long-term liabilities	19,647	16,892
Net assets	659,938	706,563
Shareholders’ equity	606,772	625,632
Common stock	73,920	73,920
Capital surplus	226,748	226,777
Retained earnings	306,987	325,334
Less: Treasury stock, at cost	(883)	(399)
Valuation and translation adjustment	(39,425)	(26,518)
Unrealized gain on marketable securities	10,008	13,757
Deferred hedge loss	(8,328)	(1,063)
Surplus from land revaluation	(3,091)	(3,236)
Accumulated translation adjustment	(38,014)	(35,976)
Stock acquisition rights	499	－
Minority interests in consolidated subsidiaries	92,092	107,449
Total liabilities and net assets	1,886,083	2,067,507

(2) Consolidated Statements of Income

	Fiscal 2008	Fiscal 2009
Account title	(from April 1, 2008	(from April 1, 2009
	to March 31, 2009)	to March 31, 2010)
	millions of yen	millions of yen
Net sales	4,065,059	3,233,738
Cost of sales	3,969,468	3,009,182
Gross profit	95,591	224,556
Selling, general and administrative expenses	197,258	180,818
Operating income (loss)	(101,667)	43,738
Other income	60,446	46,917
Interest income	1,554	662
Dividend income	2,576	2,959
Exchange gain	－	631
Amortization of negative goodwill	912	498
Equity in income of non-consolidated subsidiaries and affiliates	48,897	38,221
Other	6,507	3,946
Other expenses	26,212	16,688
Interest expenses	12,527	9,433
Foreign exchange losses	3,639	－
Loss on sales of copper slag	－	2,213
Other	10,046	5,042
Income (loss) before special items	(67,433)	73,967
Special profit	4,611	5,540
Gain on sales of property, plant and equipment	1,676	2,612
Gain on sales of investments in securities, net	204	321
Gain on sales of investments in subsidiary	1,075	－
Gain on change in equity	－	869
Other	1,656	1,738
Special loss	23,014	19,083
Loss on sales of property, plant and equipment	705	579
Loss on disposal of property, plant and equipment	7,401	5,876
Impairment losses	7,539	2,086
Loss on write-down of investments in securities	1,969	5,685
Provision for allowance for environmental remediation	343	911
Provision for allowance for costs of disposal of unutilized property, plant and equipment	29	33
Restructuring loss	1,490	－
Loss on business withdrawal	1,075	－
Loss due to fire accident	878	－
Other	1,585	3,913
Income (loss) before income taxes and minority interests	(85,836)	60,424
Income taxes	(57,636)	22,190
Income taxes-current	18,663	13,651
Income taxes-deferred	(76,299)	8,539
Minority interests in earnings of consolidated subsidiaries	12,594	8,423
Net income (loss)	(40,794)	29,811

(3) Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2009
(millions of yen)
	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment
Balance as of March 31, 2008	73,920	226,759	362,360	(717)	662,322	23,241	16	(3,088)	(1,080)	361	83,492	765,264
Effect of changes in accounting policies applied to foreign subsidiaries for unification of their accounting policies			16		16						317	333
Changes of items during the period
Cash dividends paid			(14,840)		(14,840)							(14,840)
Net loss			(40,794)		(40,794)							(40,794)
Acquisition of treasury stock				(265)	(265)							(265)
Disposition of treasury stock		(8)		57	49							49
Grant of treasury stock with exercise of stock acquisition rights		(3)		42	39							39
Reclassification with surplus from land revaluation			1		1							1
Change of scope of consolidation			244		244							244
Net changes of net assets other than shareholders’ equity						(13,233)	(8,344)	(3)	(36,934)	138	8,283	(50,093)
Total changes of items during the period	－	(11)	(55,389)	(166)	(55,566)	(13,233)	(8,344)	(3)	(36,934)	138	8,283	(105,659)
Balance as of March 31, 2009	73,920	226,748	306,987	(883)	606,772	10,008	(8,328)	(3,091)	(38,014)	499	92,092	659,938

For the year ended March 31, 2010
(millions of yen)
	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment
Balance as of March 31,2009	73,920	226,748	306,987	(883)	606,772	10,008	(8,328)	(3,091)	(38,014)	499	92,092	659,938
Changes of items during the period
Cash dividends paid			(12,515)		(12,515)							(12,515)
Net income			29,811		29,811							29,811
Acquisition of treasury stock				(80)	(80)							(80)
Disposition of treasury stock		(1)		7	6							6
Grant of treasury stock with exercise of stock acquisition rights		30		557	587							587
Reclassification with surplus from land revaluation			145		145							145
Change of scope of consolidation			855		855							855
Increase by merger			51		51							51
Net changes of net assets other than shareholders’ equity						3,749	7,265	145	2,038	(499)	15,357	27,765
Total changes of items during the period	－	29	18,347	484	18,860	3,749	7,265	145	2,038	(499)	15,357	46,625
Balance as of March 31, 2010	73,920	226,777	325,334	(399)	625,632	13,757	(1,063)	(3,236)	(35,976)	－	107,449	706,563

(4) Consolidated Statements of Cash Flows

	Fiscal 2008	Fiscal 2009
Account title	(from April 1, 2008	(from April 1, 2009
	to March 31, 2009)	to March 31, 2010)
	millions of yen	millions of yen
Cash flows from operating activities
Income (loss) before income taxes and minority interests	(85,836)	60,424
Depreciation and amortization	76,758	74,810
Impairment losses	7,539	2,086
Amortization of goodwill	3,832	4,228
Amortization of negative goodwill	(912)	(498)
Increase (decrease) in allowance for doubtful accounts	1,145	(209)
Increase (decrease) in allowance for periodic repair works	1,802	(812)
Interest and dividend income	(4,130)	(3,621)
Foreign exchange losses	359	480
Interest expenses	12,527	9,433
Equity in income of non-consolidated subsidiaries and affiliates	(48,897)	(38,221)
Gain on sales of investments in subsidiary	(1,075)	－
Gain on sales of investments in securities, net	(204)	(321)
Loss on write-down of investments in securities	1,969	5,685
Gain on sales and disposal of property, plant and equipment, net	(971)	(2,033)
Loss on disposal of property, plant and equipment	7,401	5,876
Gain on change in equity	－	(869)
Decrease (increase) in trade receivables	180,132	(111,701)
Decrease (increase) in inventories	231,600	(100,661)
Increase (decrease) in trade payables	(105,566)	71,974
Increase (decrease) in accrued consumption tax	(16,975)	4,298
Other, net	19,958	12,737
Subtotal	280,456	(6,915)
Receipts of interest and dividends	58,341	34,206
Payments for Interest	(13,174)	(9,501)
Payments for special retirement benefit	(283)	(511)
Payments for Income taxes	(50,272)	(7,587)
Net cash provided by operating activities	275,068	9,692
Cash flows from investing activities
Decrease (increase) in time deposits, net	(1,591)	683
Payments for acquisition of investments in securities	(2,157)	(13,809)
Proceeds from sales of investments in securities	479	875
Proceeds from maturities of investments in securities	－	3,000
Payments for acquisition of property, plant and equipment	(88,789)	(74,851)
Proceeds from sales of property, plant and equipment	4,877	9,698
Payments for acquisition of intangible assets	(5,199)	(8,031)
Payments for long-term prepaid expenses	(2,048)	(1,742)
Decrease (increase) in short-term loans, net	(233)	2,505
Payments for lending of long-term loans	(1,362)	(11,306)
Collection of long-term loans	1,926	3,209
Payments for transfer of business	－	(3,077)
Other, net	322	(2,962)
Net cash used in investing activities	(93,775)	(95,808)
Cash flows from financing activities
Decrease in short-term borrowings, net	(22,283)	(2,164)
Increase (decrease) in commercial paper, net	(126,000)	35,000
Proceeds from borrowings of long-term bank loans and other	88,580	76,758
Repayments of long-term bank loans and other	(60,154)	(43,766)
Proceeds from issuance of bonds	20,000	－
Repayments of lease obligations	(575)	(1,476)
Proceeds from stock issuance to minority shareholders	2,940	2,244
Cash dividends paid	(14,840)	(12,515)
Cash dividends paid to minority shareholders	(11,730)	(6,012)
Proceeds from third party allotment of shares of consolidated subsidiaries	－	3,116
Other, net	(218)	(74)
Net cash provided by (used in) financing activities	(124,280)	51,111
Effect of exchange rate changes on cash and cash equivalents	(3,958)	299
Net increase (decrease) in cash and cash equivalents	53,055	(34,706)
Cash and cash equivalents at beginning of period	62,621	116,986
Increase due to subsidiaries newly included consolidation	1,131	17
Increase due to corporate division	－	2,808
Increase due to merger of consolidated subsidiaries	179	119
Cash and cash equivalents at end of period	116,986	85,224

(5)	Notes on the Premise of a Going Concern
There is no applicable information.

(6)	Accounting Policies Pertaining to Preparation of Consolidated Financial Statements

1.	Scope of consolidation
Consolidated subsidiaries:  108
Newly included : 2
(Establishment)	1	(Japan Gas Energy Corporation)
(Increased materiality)	1	(IS Japan Co., Ltd.)
Excluded: 3
(Merger)	1	(Kyu Asia Shoji Co., Ltd.)
(Liquidation)	2	(Nipppon Mining Singapore Pte., Ltd., etc.)

2.	Application of equity method
Affiliated companies accounted for by equity method:  13

3.	Fiscal year ends of consolidated subsidiaries
The fiscal year ends of consolidated subsidiaries are not different by more than three months from the consolidated fiscal year end.

4.	Accounting standards
(1)	Valuation basis and valuation method for significant assets
①	Investment securities
Other securities
Other securities with readily determinable market values are carried at market values as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of net assets. In addition, costs of acquisition which are the basis of unrealized gains and losses, are determined using the moving-average cost method.
Other securities that do not have readily determinable market values are stated at cost based on the moving-average cost method.

②	Inventories
With respect to domestic subsidiaries:
Valuation basis is the write-down of book value due to decreased value.
Petroleum inventories are stated at the lower of cost or market using the average cost method.
Metals inventories are stated at the lower of cost or market using the first-in first-out method.

Inventories held by the Company's foreign consolidated subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

(2)	Depreciation method for fixed assets
Property, plant and equipment:
Depreciation of property, plant and equipment, excluding lease assets, is primarily calculated based on the straight-line method.

Intangible assets:
Amortization of intangible assets is primarily calculated using the straight-line method.

Lease assets for financing lease transactions whose ownership are not be transferred:
Depreciation of lease assets is calculated based on the straight-line method over the lease term of the leased assets assuming no residual value.

(3)	Allowances
①	Allowance for doubtful accounts
The allowance for doubtful accounts is calculated based on the aggregate amount of individually estimated credit losses for doubtful receivables plus an amount calculated using historical write-off experience over a certain period for receivables other than doubtful receivables.

②	Allowance for employee bonuses
The allowance for employee bonuses is calculated and provided for based on an estimated amount of future payments attributable to the employee services that have been rendered to the date of the balance sheet.

③	Allowance for retirement benefits
The allowance for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded at the amount actually computed based on the projected benefit obligation and the estimated fair value of pension plan assets at the end of fiscal year.
Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.
Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

④	Allowance for periodic repair works
The Company Group has an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries.

(4)	Translations of foreign currency transactions and accounts
All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are charged to income.
Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period.
Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as “Accumulated translation adjustment” and “Minority interests in consolidated subsidiaries” in a separate component of net assets.

(5)	Hedge accounting
Deferred hedge accounting is primarily used to process hedging transactions. However, designation (“Furiate-shori”) is applied to forward exchange contracts to those that qualify. The exceptional method is applied to interest swap contracts that meet the requirements for exceptional treatments.

(6)	Significant accounting for income and expenses
①	Accounting for income and cost of construction
The percentage-of-completion method is applied for the construction contracts, if the outcome of the construction activity is deemed certain during the course of the activity in the fiscal year ended March 31, 2010. Otherwise the completed-contract method is applied. The percentage of completion at the end of each fiscal year is estimated based on the percentage of the cost incurred to the estimated toatal cost.

②	Accounting for income on finance lease transactions
Sales and cost of sales are recognized on receipt of lease income in finance lease transactions.

(7)	Other items significant in the preparation of consolidated financial statements
①	Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the taxes.
②	The consolidated corporate tax return system is adopted.

5.	Valuation of assets and liabilities of consolidated subsidiaries
The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time.

6.	Amortization of goodwill and negative goodwill
Goodwill and negative goodwill are generally amortized over 5 years.

7.	Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments involving little risk of price fluctuation with original maturities of three months or less.

(7)	Change in Accounting Principles Pertaining to Preparation of Consolidated Financial Statements
Changes in Accounting Standard for Construction Contracts
Effective for the fiscal year ended March 31, 2010, the Company and its domestic subsidiaries adopted “Accounting Standard for Construction Contracts” (ASBJ Statement No.15, December 27, 2007) and “Guidance on Accounting Standard for Construction Contracts”(ASBJ Guidance No.18, December 27, 2007). Prior to April 1, 2009, certain domestic consolidated subsidiaries principally applied the percentage-of-completion method for the construction contracts whose contract amounts were more than 1 billion yen and whose contracted construction terms were longer than one year and the completed-contract method was applied for other than those. Under ASBJ Statement No.15 and Guidance No.18, the percentage-of-completion method is applied for the construction contracts started on or after April 1, 2009, if the outcome of the construction activity can be deemed certain during the course of the activity in the fiscal year ended March 31, 2010, otherwise the competed-contract method is applied. The percentage of completion at the end of each quarterly period is estimated based on the percentage of the cost incurred to the estimated total cost. This adoption had insignificant impact on the Company’s consolidated financial results for the fiscal year ended March 31, 2010.

(8)	Changes to the Presentation
(Consolidated statements of income)
1.
Loss on sales of copper slag previously included in “Other” of other expenses is separately presented because its amount exceeded 10% of other expenses. Loss on sales of copper slag was ¥2,538 million for the previous fiscal year.

2.
Gain on sales of investments in subsidiaries previously presented separately is included due to decrease in its materiality. Gain on sales of investments in subsidiaries is ¥254 million for the fiscal year ended March 31, 2010.

(Consolidated statements of cash flows)
Gain on sales of investments in subsidiaries previously presented separately was included due to decrease in its materiality. Gain on sales of investments in subsidiaries is ¥254 million for the fiscal year ended March 31, 2010.

(9)	Notes to Consolidated Financial Statements

(Consolidated Balance Sheets)

		Fiscal 2008		Fiscal 2009
		(as of March 31, 2009)		(as of March 31, 2010)

1.	Asset pledged as collateral	356,867	million yen	334,197	million yen
2.	Guarantee liabilities	5,833	million yen	6,648	million yen

(Consolidated Statements of Changes in Net Assets)

	Fiscal 2008		Fiscal 2009
	(as of March 31, 2009)		(as of March 31, 2010)

Balance of stock acquisition rights as stock options	499	million yen	－ million yen

(Consolidated Statements of Cash Flows)

Balance of cash and cash equivalents

	Fiscal 2008		Fiscal 2009
	(as of March 31, 2009)		(as of March 31, 2010)

Cash and time deposits	118,840	million yen	86,916	million yen
Time deposits	(2,332)	million yen	(1,692)	million yen
Marketable securities	478	million yen	－	million yen
Cash and cash equivalents	116,986	million yen	85,224	million yen

Segment Information

1. Segment information summarized by product group

As of and for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009）							(millions of yen)
		Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
I	Sales, operating income and income before special items
Sales
	(1) Outside customers	3,111,673	898,514	54,872	4,065,059	－	4,065,059
	(2) Inter-group	4,456	3,613	29,838	37,907	(37,907)	－
Total		3,116,129	902,127	84,710	4,102,966	(37,907)	4,065,059
Operating costs and expenses		3,221,103	907,513	76,706	4,205,322	(38,596)	4,166,726
Operating income (loss)		(104,974)	(5,386)	8,004	(102,356)	689	(101,667)
Income (loss) before special items		(105,150)	28,512	9,666	(66,972)	(461)	(67,433)
II	Identifiable assets, depreciation and amortization, impairment losses and capital expenditures
	Assets	1,091,869	600,939	681,884	2,374,692	(488,609)	1,886,083
	Depreciation and amortization	45,271	29,570	5,718	80,559	31	80,590
	Impairment losses	3,367	4,167	5	7,539	－	7,539
	Capital expenditures	32,106	43,097	70,811	146,014	143	146,157

As of and for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)							(millions of yen)
		Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
I	Sales, operating income and income before special items
Sales
	(1) Outside customers	2,413,851	777,736	42,151	3,233,738	－	3,233,738
	(2) Inter-group	3,873	2,969	28,191	35,033	(35,033)	－
Total		2,417,724	780,705	70,342	3,268,771	(35,033)	3,233,738
Operating costs and expenses		2,391,109	763,811	69,216	3,224,136	(34,136)	3,190,000
Operating income		26,615	16,894	1,126	44,635	(897)	43,738
Income before special items		26,215	47,447	2,409	76,071	(2,104)	73,967
II	Identifiable assets, depreciation and amortization, impairment losses and capital expenditures
	Assets	1,208,977	683,998	727,536	2,620,511	(553,004)	2,067,507
	Depreciation and amortization	47,425	25,682	5,819	78,926	112	79,038
	Impairment losses	1,546	491	－	2,037	49	2,086
	Capital expenditures	31,470	31,751	23,485	86,706	160	86,866

Note 1:	Main products for each group are the following;
Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals
resource development, copper, gold, silver, sulfuric acid, recycling and environmental services, copper foils, thin film materials, precision rolled products, precision fabricated products, ship transport, etc.

Other Operations	titanium, engineering, electric wires, cables, land transport, common group administrative activities such as fund procurement, etc.

Note 2:
The amount of the corporate assets included in eliminations or corporate was ¥32,174 million at the end of the previous fiscal year and ¥35,916 million at the end of the current fiscal year, and primarily include of fixed assets owned by the Company for the common use by the Company Group and investment securities.

2.	Segment information summarized by region
For the fiscal year and the previous fiscal year, operations in Japan have over 90% share of the total sales and assets; therefore, this disclosure has been omitted.

3.	Overseas sales
For the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)
		Asia	Others	Total
I	Overseas sales (millions of yen)	590,239	90,702	680,941
II	Total sales (millions of yen)	－	－	4,065,059
III	Overseas to total sales (%)	14.5	2.3	16.8

For the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)
		Asia	Others	Total
I	Overseas sales (millions of yen)	503,060	68,295	571,355
II	Total sales (millions of yen)	－	－	3,233,738
III	Overseas to total sales (%)	15.6	2.1	17.7

Income Taxes

Fiscal 2008			Fiscal 2009
(As of March 31, 2009)			(As of March 31, 2010)

1.	The components of deferred tax assets and deferred tax liabilities		1.	The components of deferred tax assets and deferred tax liabilities

		(millions of yen)			(millions of yen)

	Deferred tax assets			Deferred tax assets
	Net operating loss carryforwards	107,525		Net operating loss carryforwards	103,364
	Retirement benefit obligations	23,440		Retirement benefit obligations	23,203
	Eliminations of inter-company transactions	6,663		Eliminations of inter-company transactions	4,509
	Securities	18,790		Securities	19,800
	Land	14,766		Land	14,166
	Impairment of land	7,351		Impairment of land	7,162
	Property, plant and equipment	5,205		Property, plant and equipment	6,193
	Allowace for periodic repair works	4,507		Allowace for periodic repair works	2,658
	Other investments	1,668		Other investments	1,613
	Inventories	2,188		Inventories	653
	Accrued bonuses to employees	2,980		Accrued bonuses to employees	2,840
	Loss on business withdrawal	3,063		Loss on business withdrawal	2,606
	Deferred hedge loss	8,167		Other	19,593
	Other	20,310		Subtotal	208,360
	Subtotal	226,623		Valuation allowance	(81,699)
	Valuation allowance	(85,672)		Total deferred tax assets	126,661
	Total deferred tax assets	140,951

	Deferred tax liabilities			Deferred tax liabilities
	Land	(43,175)		Land	(40,477)
	Unrealized gain on marketable securities	(7,158)		Unrealized gain on marketable securities	(9,274)
	Difference between market value and cost of			Difference between market value and cost of
	assets and liabilities of consolidated subsidiaries	(9,900)		assets and liabilities of consolidated subsidiaries	(9,863)
	Reserve for losses on overseas investments	(5,068)		Reserve for losses on overseas investments	(5,072)
	Undistributed earnings of foreign affiliates	(15,834)		Undistributed earnings of foreign affiliates	(18,991)
	Unrealized gain on the rights to mineral property	(3,163)		Unrealized gain on the rights to mineral property	(3,200)
	Other	(4,836)		Other	(5,939)
	Total deferred tax liabilities	(89,134)		Total deferred tax liabilities	(92,816)
	Net deferred tax assets	51,817		Net deferred tax assets	33,845

2.	Reconciliation of statutory tax rate and the effective income tax rate,		2.	Reconciliation of statutory tax rate and the effective income tax rate,
	where there is a material difference.			where there is a material difference.

	Not available due to loss before income taxes and minority			Statutory tax rate	40.7	％
	interests.			Increase (decrease) in taxes resulting from:
				Eliminations of dividend income	1.9	％
				Valuation allowance	1.4	％
				Unrealized gains	6.2	％
				Equity in income of non-consolidated
				subsidiaries and affiliates	(25.7)	％
				Deferred tax liabilities for undistributed
				earnings of foreign affiliates	11.1	％
				Other	1.1	％
				Effective income tax rate	36.7	％

Per Share Information

	Fiscal 2008	Fiscal 2009
	(from April 1, 2008 to	(from April 1, 2009 to
	March 31, 2009) (Yen)	March 31, 2010) (Yen)

Net assets per share	612.44	(646.04)
Net income (loss) per share	(44.02)	32.17
Fully diluted net income per share	(Note 1)	32.14

(Note 1) Fully diluted net income per share is not shown due to net loss, although residual securities exist.
(Note 2) The basic information used to calculate net income (loss) per share and fully diluted net income per share is as follows:
	Fiscal 2008	Fiscal 2009
	(from April 1, 2008 to	(from April 1, 2009 to
	March 31, 2009)	March 31, 2010)

Net income (loss) per share
Net income (loss) (millions of yen)	(40,794)	29,811
Amount not reverting to shareholders (millions of yen)	－	－
Net income (loss) attributable to common stock (millions of yen)	(40,794)	29,811
Average number of common stock outstanding during period (shares)	926,697,903	926,538,229
Fully diluted net income per share
Net income adjustments (millions of yen)	－	－
Increase in the number of common stock (shares)	－	1,056,668
(including stock acquisition rights) (shares)	－	1,056,668
Residual securities which do not dilute net income per share	－	－

Material Events Subsequent to the Preparation of Financial Statements

For the fiscal year ended March 31, 2010 (from April, 2010 to March 31, 2010)

Establishment of a joint holding company through a transfer of shares

The establishment of JX Holdings, Inc. as a wholly owning parent company through a joint transfer of shares between the Company and Nippon Oil Corporation was approved at a special meeting of the shareholders of the Company on January 27, 2010.
JX Holdings, Inc. was established as of April 1, 2010, at which time the Company became a wholly owned subsidiary thereof.

Name	JX Holdings, Inc.
Address	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan
Representative	Shinji Nishio, Representative Director and Chairman of the Board
Mitsunori Takahagi, Representative Director and President
Common stock	¥100,000 million
Business details
Management and operation of subsidiaries and group companies engaged in the Petroleum Refining and Marketing Business, the E&P of Oil and Natural Gas Business, the Metals Business, and any and all businesses related thereto.

Main reason for the share transfer
The two corporate groups will undertake a full-scale business integration to further strengthen the management base of both groups and to achieve dynamic growth and development under a new management philosophy.

Date of share transfer	April 1, 2010

Items of which disclosure is omitted

Notes to leases, related party information, financial instruments, securities, derivative transactions, retirement benefits, stock options and  business integration are not shown in this report because it is considered that the level of necessity to disclose such information herein is not material.

4.	Non-consolidated Financial Statements
(1)	Non-consolidated Balance Sheets

	Fiscal 2008	Fiscal 2009
Account title	(As of March 31, 2009)	(As of March 31, 2010)
	millions of yen	millions of yen
Assets	628,818	712,396
Current assets	38,201	103,379
Cash and time deposits	7	4
Operating accounts receivable	23	394
Prepaid expenses	206	216
Deferred tax assets	686	459
Short-term loans	26,749	89,239
Accounts receivable	10,514	11,977
Other current assets	14	1,088
Fixed assets	590,616	609,016
Property, plant and equipment	3,417	3,143
Buildings	2,152	2,078
Accumulated depreciation	(1,198)	(1,238)
Buildings, net	953	839
Structures	1,098	1,124
Accumulated depreciation	(922)	(941)
Structures, net	176	183
Machinery and equipment	157	136
Accumulated depreciation	(96)	(102)
Machinery and equipment, net	61	34
Vehicles	－	0
Accumulated depreciation	－	0
Vehicles, net	－	0
Tools, furniture and fixtures	375	354
Accumulated depreciation	(235)	(263)
Tools, furniture and fixtures, net	139	91
Land	2,049	1,977
Lease assets	－	9
Accumulated depreciation	－	(2)
Lease assets, net	－	7
Construction in progress	37	9
Intangible assets	44	46
Software	44	43
Other	0	3
Investments and other long-term assets	587,154	605,825
Investments in securities	13,784	17,230
Investments in subsidiaries	326,022	330,446
Investments in capital	5	5
Long-term loans	109	124
Long-term loans receivable from subsidiaries and affiliates	244,100	253,400
Deferred tax assets	147	－
Guarantee deposits	2,917	4,552
Other	67	67
Total assets	628,818	712,396
Liabilities	276,934	362,538
Current liabilities	19,128	94,501
Operating accounts payable	29	－
Short-term borrowings	8,000	47,600
Commercial paper	－	35,000
Lease obligations	－	3
Accounts payable, other	7,976	8,449
Accrued expenses	1,236	2,590
Accrued income taxes	38	35
Deposits received	189	173
Unearned revenue	100	105
Allowance for employee bonuses	68	64
Provision for environmental remediation	1,489	478
Long-term liabilities	257,805	268,037
Bonds	35,000	35,000
Long-term debt	219,100	228,400
Lease obligations	－	4
Deferred tax liabilities	－	1,004
Accrued retirement benefits for corporate directors	61	46
Provision for environmental remediation	1,832	1,909
Other long-term liabilities	1,811	1,671
Net assets	351,883	349,857
Shareholders’ equity	354,378	350,772
Common stock	73,920	73,920
Capital surplus	255,826	255,855
Legal capital surplus	175,625	175,625
Other capital surplus	80,201	80,230
Retained earnings	25,326	21,208
Other retained earnings	25,326	21,208
Retained earnings brought forward	25,326	21,208
Less: Treasury stock, at cost	(695)	(211)
Valuation and translation adjustment	(2,993)	(914)
Unrealized gain on marketable securities	2,879	4,954
Surplus from land revaluation	(5,873)	(5,869)
Stock acquisition rights	498	－
Total liabilities and net assets	628,818	712,396

(2)	Non-consolidated Statements of Income

	Fiscal 2008	Fiscal 2009
Account title	(from April 1, 2008	(from April 1, 2009
	to March 31, 2009)	to March 31, 2010)
	millions of yen	millions of yen
Net sales	17,291	14,359
Dividend income	10,859	9,103
Management fee income	6,432	5,256
General and administrative expenses	7,174	7,725
Operating income	10,117	6,634
Other income	6,665	4,673
Interest income	3,853	4,037
Dividend income	2,684	562
Other	127	73
Other expenses	3,933	4,100
Interest expenses	2,580	3,354
Interest on bonds	527	615
Interest on commercial papers	717	95
Bond issuance cost	107	－
Other	1	34
Income before special items	12,849	7,208
Special profit	1,706	1,244
Gain on sales of investments in subsidiaries	1,493	－
Gain on transfer of business	－	1,214
Reversal of allowance for costs of disposal of unutilized property, plant and equipment	207	－
Reversal of allowance for environmental remediation	5	5
Gain on reversal of stock acquisition rights	－	24
Special loss	228	755
Loss on disposal of property, plant and equipment	7	53
Non-recurring depreciation on fixed assets	－	46
Impairment losses	185	72
Loss on write-down of investments in securities	4	－
Provision for allowance for environmental remediation	30	282
Head office transfer cost	－	299
Income before income taxes	14,327	7,697
Income taxes	(198)	(702)
Income taxes-current	149	(701)
Income taxes-deferred	(348)	(1)
Net income	14,525	8,399

(3)	Non-consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2009
(millions of yen)
	Shareholders' equity						Valuation and translation adjustment		Stock acquisition rights	Total net assets
	Common stock	Capital surplus		Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Surplus from land revaluation
		Legal capital surplus	Other capital surplus
Balance as of March 31, 2008	73,920	175,625	80,211	25,640	(527)	354,870	7,176	(5,873)	361	356,535
Changes of items during the period
Cash dividends paid				(14,839)		(14,839)				(14,839)
Net income				14,525		14,525				14,525
Acquisition of treasury stock					(265)	(265)				(265)
Disposition of treasury stock			(7)		55	47				47
Grant of treasury stock with exercise of stock acquisition rights			(2)		42	39				39
Net changes of net assets other than shareholders' equity							(4,296)	–	137	(4,159)
Total changes of items during the period	–	–	(10)	(313)	(167)	(491)	(4,296)	–	137	(4,651)
Balance as of March 31, 2009	73,920	175,625	80,201	25,326	(695)	354,378	2,879	(5,873)	498	351,883

For the fiscal year ended March 31, 2010
(millions of yen)
	Shareholders' equity						Valuation and translation adjustment		Stock acquisition rights	Total net assets
	Common stock	Capital surplus		Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Surplus from land revaluation
		Legal capital surplus	Other capital surplus
Balance as of March 31, 2009	73,920	175,625	80,201	25,326	(695)	354,378	2,879	(5,873)	498	351,883
Changes of items during the period
Cash dividends paid				(12,514)		(12,514)				(12,514)
Net income				8,399		8,399				8,399
Acquisition of treasury stock					(80)	(80)				(80)
Disposition of treasury stock			(0)		7	6				6
Grant of treasury stock with exercise of stock acquisition rights			29		557	587				587
Reclassification with surplus from land revaluation				(3)		(3)				(3)
Net changes of net assets other than shareholders' equity							2,074	3	(498)	1,579
Total changes of items during the period	–	–	28	(4,118)	483	(3,605)	2,074	3	(498)	(2,025)
Balance as of March 31, 2010	73,920	175,625	80,230	21,208	(211)	350,772	4,954	(5,869)	–	349,857

(4)	Notes on the Premise of a Going Concern
There is no applicable information.

(5)	Significant Accounting Policies

1.	Valuation basis and valuation method for investment securities
Investments in subsidiaries and affiliates
Investments in subsidiaries and affiliates are stated at cost based on the moving-average cost method.
Other securities
Other securities with readily determinable market values are carried at market values as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of net assets. In addition, costs of acquisition which are the basis of unrealized gains and losses, are determined using the moving-average cost method.
Other securities that do not have readily determinable market values are stated at cost based on the moving-average cost method.

2.	Depreciation method for fixed assets
Property, plant and equipment :
Depreciation of property, plant and equipment is calculated based on the straight-line method.

Intangible assets :
Amortization of intangible assets is computed using the straight-line method.
Software is amortized by the straight-line method over an estimated useful life span of five years.

3.	Deferred assets
Bond issuance cost is expensed at the time of issuance.

4.	Allowances
Allowance for employee bonuses
The allowance for employee bonuses is calculated and provided for based on an estimated amount of future payments attributable to the employee services that have been rendered to the date of the balance sheet.

Accrued retirement benefits for corporate directors
Accrued retirement benefits for corporate directors are provided for based on the amounts computed based on the internal policy of the Company.

Allowance for environmental remediation
To provide for expenditures for environmental remediation activities made necessary by past operations, reasonably estimated losses expected to be incurred in the future are recorded.

Allowance for costs of disposal of unutilized property, plant and equipment
To provide for expenditures for works to dispose unutilized property, plant and equipment, reasonably estimated losses expected to be incurred in the future are recorded.

5.	Hedge accounting
Deferred hedge accounting is used to process hedging transactions.
The exceptional method is applied to interest swap contracts that meet the requirements for exceptional treatments.

6.	Consumption tax
Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the taxes.

7.	The consolidated corporate tax return system
The consolidated corporate tax return system is adopted.

5.	Changes of Directors and Management

There is no applicable information.

The names of the directors and management of JX Holdings, Inc., established on April 1, 2010 as a result of a business integration with Nippon Oil Corporation, have been announced on October 30, 2009.